February 14, 2025

Darrell Campbell
Chief Financial Officer
Schneider National, Inc.
3101 South Packerland Drive
Green Bay, Wisconsin 54313

       Re: Schneider National, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 23, 2024
           File No. 001-38054
Dear Darrell Campbell:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation